October 21, 2011

BY EDGAR

Erin Martin, Esq

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Global Income Trust, Inc.

POS AM Three, File No. 333-158478

Dear Ms. Martin:

On behalf of Global Income Trust, Inc. (“GIT”), I am writing in response to the Staff’s telephonic comments on Post-Effective Amendment No. 3 received September 13, 2011. In summary, those comments requested:

Distributions, pages 16 and 122

•	Identify the source of distributions and indicate whether a portion is from offering proceeds.

•	Compare cumulative distributions to cumulative FFO or cumulative earnings.

•	In the table on page 94, add net loss per share.

Modified Funds From Operations (“MFFO”

•	Indicate that MFFO is not a historical performance measure and may be indicative of sustainability following the offering and acquisitions phases.

•	Expand disclosure about the reasons for managements adjustments to MFFO.

•	Explain the effect of excluding impairments from the calculation, particularly as it relates to the historical performance of the property.

Erin Martin, Esq

October 21, 2011

•	Disclose why management believes it is appropriate to exclude impairment charges

On September 21, 2011, we provided proposed changes to the disclosures in response to the Staff’s comments. Those changes are included herewith as Exhibit A. On September 23, 2011, the Staff requested additional changes to the MFFO disclosure and also requested that GIT disclose “cumulative net loss,” rather than “accumulated” deficit,” under the caption “Our Distribution Policy.” GIT has made the requested revision. In addition, the changes to the MFFO discussion, which we provided on October 11, 2011 and understand are acceptable to the Staff, are included herewith as Exhibit B. These changes will be reflected in GIT’s Rule 424(b) filing.

GIT hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GIT from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GIT may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard E. Baltz

Richard E. Baltz

Enclosures

Exhibit A

days after the third anniversary of the commencement of this offering and the effective date of the subsequent registration statement. If we decide to extend the primary offering beyond two years from April 23, 2010 we will provide that information in a prospectus supplement. If we file a subsequent registration statement, we could continue offering shares with the same or different terms and conditions. Nothing in our organizational documents prohibits us from engaging in additional subsequent public offerings of our stock. Our board of directors may terminate this offering at any time. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop offering and selling shares in any state in which the registration is not renewed annually.

This is a “best efforts” offering, which means our managing dealer and the participating brokers selling shares in our offering are required only to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of our shares.

Our Distribution Policy

In order to qualify as a REIT, we are required to distribute 90% of our annual REIT taxable income to our stockholders. We expect to generate little, if any, cash flow or funds from operations available for distribution until we make substantial investments. Therefore, until such time as we have sufficient cash flow or funds from operations, we may decide to not pay distributions or to fund all or a portion of the payment of distributions from sources other than cash flow from operations or funds from operations, such as from cash flows generated by financing activities, a component of which includes our secured and unsecured borrowings and the proceeds of this offering. Our advisor, its affiliates or related parties may also advance cash to us or waive asset management fees or other fees in order for us to have cash to pay distributions in excess of available cash flow or funds from operations. We have not established any limit on the extent to which we may use borrowings or proceeds of this offering to pay distributions, and there will be no assurance that we will be able to sustain distributions at any level.

We currently declare distributions daily and pay them on a monthly basis to our stockholders. Our board of directors determines the amount of each distribution and whether the distribution will be in cash or other property, which may include our own securities. The amount of each distribution generally will be based upon such factors as the amount of cash available for distribution, current and projected cash requirements, tax considerations and other factors. Because of the effect of other items, including depreciation and amortization associated with real estate investments, distributions, in whole or in part, in any period may constitute a return of capital for federal tax purposes.

On May 25, 2010, our board of directors authorized a daily cash distribution of $0.0017808 per share of common stock which commenced on October 7, 2010. Distributions are calculated based on the number of days each stockholder has been a stockholder of record in that month. Currently, each month’s distributions are aggregated and paid in the following month. The daily distribution rate is equal to an annualized distribution rate of 6.5%, using our offering price of $10.00 per share. Our board of directors intends to evaluate our distribution policy on a quarterly basis and reserves the right to change the per share distribution amount or otherwise amend or terminate this distribution policy.

For the six months ended June 30, 2011 and the year ended December 31, 2010, we declared and paid distributions in the total amount of $401,552 and $83,379, respectively, all of which distributions were considered a return of capital for federal income tax purposes. Generally, distributions will constitute distributions up to the amount of our current or accumulated earnings and profits and will be taxable to the recipient stockholders as ordinary income. Our accumulated deficit and accumulated distributions as of June 30, 2011 were approximately $2.3 million and $0.5 million, respectively. As we have not had any distributable earnings, or current or accumulated earnings and profits since inception, the distributions made through June 30, 2011 were made from offering proceeds.

Our Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan that will allow our stockholders to have the full amount of their distributions reinvested in additional shares that may be available. We have designated 2.5% of the shares in this offering as shares issuable pursuant to our distribution reinvestment plan for this purpose.

Exhibit A

The following table represents total cash distributions declared and issued for the six months ended June 30, 2011 and the year ended December 31, 2010:

Periods	Distributions Declared	Distributions Declared Daily Per Share	Distributions Paid
			Cash	Reinvested via DRP

2011 Quarters

First	$164,200	$0.0017808	$122,391	$41,809

Second	237,352	0.0017808	168,282	69,070

Total for six months ended June 30, 2011	$401,552	$0.0035616	$290,673	$110,879

2010 Quarter
Fourth (1)	$83,379	$0.0017808	$61,443	$21,936

Total for year ended December 31, 2010	$83,379	$0.0017808	$61,443	$21,936

(1)	Distributions commenced on October 7, 2010.

Generally, distributions up to the amount of our current or accumulated earnings and profits will be taxable to the recipient stockholders as ordinary income. Our accumulated deficit and accumulated distributions as of June 30, 2011 were approximately $2.3 million and $0.5 million, respectively. As we have not had any distributable earnings, or current or accumulated earnings and profits since inception, the distributions made through June 30, 2011 were made from offering proceeds and were considered a return of capital for federal income tax purposes.

No assurances can be made that distributions will be sustained at current levels. Our board intends to evaluate our distribution policy on a quarterly basis and reserves the right to change the per share distribution amount or otherwise amend or terminate our distribution policy.

Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing our net tangible book value per share and relevant information. Our net tangible book value per share is calculated as total book value of our assets minus total liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share, and is not intended to reflect the value of our assets upon an orderly liquidation of the Company.

Our net tangible book value per share at December 31, 2010 was $7.30, reflecting dilution in the value of our common stock from the issue price as a result of (i) operating losses that resulted primarily from general and administrative expenses since breaking escrow on October 8, 2010, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our public offering, including selling commissions and marketing support fees re-allowed by our managing dealer to participating broker dealers.

The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) was $10.00 per share at December 31, 2010. Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

SUMMARY OF THE ARTICLES OF INCORPORATION AND BYLAWS

General

We are organized as a corporation under the laws of the State of Maryland. As a Maryland corporation, we are governed by the Maryland General Corporation Law. Maryland corporate law deals with a variety of matters regarding Maryland corporations, including our liabilities, stockholders, directors, officers, the amendment of articles of incorporation and mergers of a Maryland corporation with other entities. Since many matters are not

Exhibit A

SELECTED FINANCIAL DATA

The following selected financial data for Global Income Trust, Inc. should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements and Supplementary Data which are incorporated by reference from our annual report on Form 10-K for the year ended December 31, 2010 and our quarterly report on Form 10-Q for the six months ended June 30, 2011.

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010(1)	2010(1)	2009(1)
Operating Data:
Revenues	$48,655	$—	$—	$—
Operating loss	(1,271,559)	—	(928,951)	—
Net loss	(1,383,253)	—	(928,951)	—
Net loss per share (basic and diluted)	(1.11)	—	(1.78)	—
Weighted average shares outstanding (basic and diluted)	1,245,793	—	520,975	—
Cash distributions declared	401,552	—	83,379	—
Cash distributions declared per share	0.32	—	0.16	—
Cash used in operating activities	(1,196,482)	—	(62,517)	—
Cash used in investing activities	(24,356,679)	—	—	—
Cash provided by financing activities	21,753,617	—	6,994,805	—

Balance Sheet Data:
Real estate investment properties, net	$16,972,400	$—	$—	$—
Intangibles, net	6,271,150	—	—	—
Cash and cash equivalents	3,333,131	200,090	7,132,675	200,387
Total assets	28,645,470	435,090	7,211,670	200,387
Mortgage note payable	12,400,000	—	—	—
Credit facility	2,825,405	—	—	—
Total liabilities	16,795,617	235,090	1,064,820	387
Stockholders’ equity	11,849,853	200,000	6,146,850	200,000

Other Data:
Funds from operations (“FFO”) (2)	$(1,328,003)	$—	$(928,951)	$—
FFO per share (basic and diluted)	(1.07)	—	(1.78)	—
Modified funds from operations (“MFFO”) (2)	(656,204)	—	(928,951)	—
MFFO per share (basic and diluted)	(0.53)	—	(1.78)	—
Properties owned directly at the end of the period	2	—	—	—

FOOTNOTES:

(1)	We were organized on March 4, 2009 and commenced an initial public offering of up to $1.5 billion in shares of our common stock on April 23, 2010. Operations commenced on October 8, 2010 when we received the minimum offering proceeds and approximately $2.4 million were released from escrow. The results of operations for the year ended December 31, 2010 are not indicative of future performance due to the limited time during which we were operational and having not yet completed our first investment. The results of operations for the year ended December 31, 2010 includes only organizational costs incurred on our behalf by our advisor, and general, operating and administrative expenses. Selected financial data for 2009 covers the period March 4, 2009 (date of inception) through December 31, 2009.
(2)

FFO is a non-GAAP financial measure that is widely recognized in the REIT industry as a supplemental measure of operating performance. FFO is defined by the National Association of Real Estate Investment Trusts (“NAREIT”) as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO was developed by NAREIT as a relative measure of

Exhibit A

performance of an equity REIT in order to recognize that income-producing real estate has historically not depreciated on the basis as determined under GAAP, which implies that the value of real estate assets diminishes predictably over time. We believe that FFO is a useful measure that should be considered along with, but not as an alternative to, net income (loss) when evaluating operating performance.

In addition to FFO, management uses MFFO as defined by the Investment Program Association (“IPA”) as a non-GAAP supplemental financial performance measure to evaluate our operating performance. Management uses MFFO as one of the metrics to evaluate and establish our distribution policy and the sustainability thereof. MFFO includes funds generated by the operation of our real estate investments and funds used in our corporate-level operations. MFFO is based on FFO but includes certain additional adjustments for changes in the accounting and reporting principles under GAAP that have been modified or put into effect since the establishment of NAREIT’s definition of FFO. These changes have resulted in a significant increase in the magnitude of non-cash and non-operating items included in FFO, as defined. Such items include the treatment of acquisition fees and expenses, contingent purchase consideration subsequent to and in connection with acquisitions, amortization of out-of-market lease intangibles assets and liabilities and certain tenant incentives, the effects of straight-line rental revenue recognition, fair value adjustments to derivative instruments that do not qualify for hedge accounting treatment, non-cash impairment charges and certain other items. In particular, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of MFFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.

By providing MFFO, we believe it presents useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.

FFO and MFFO should be considered in conjunction with our reported net income (loss) and cash flows as presented in our consolidated financial statements and notes thereto. FFO and MFFO (i) do not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO and MFFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income (loss)), (ii) are not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as alternatives to net income (loss) determined in accordance with GAAP as an indication of our operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or our ability to make distributions. FFO and MFFO as presented may not be comparable to amounts calculated by other companies.

Exhibit A

The following table presents a reconciliation of net loss to FFO and MFFO for the six months ended June 30, 2011:

Net loss	$(1,383,253)
Adjustments:
Depreciation and amortization	55,250

Total funds from operations	(1,328,003)
Acquisition fees and expenses (1)	670,599
Amortization of above market lease (2)	1,200

Modified funds from operations	$(656,204)

Weighted average number of shares of common stock outstanding (basic and diluted)	1,245,793

Net loss per share (basic and diluted)	$(1.11)

FFO per share (basic and diluted)	$(1.07)

MFFO per share (basic and diluted)	$(0.53)

(1)	In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.
(2)	Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

Exhibit B

SELECTED FINANCIAL DATA

The following selected financial data for Global Income Trust, Inc. should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements and Supplementary Data which are incorporated by reference from our annual report on Form 10-K for the year ended December 31, 2010 and our quarterly report on Form 10-Q for the six months ended June 30, 2011.

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010(1)	2010(1)	2009(1)
Operating Data:
Revenues	$48,655	$—	$—	$—
Operating loss	(1,271,559)	—	(928,951)	—
Net loss	(1,383,253)	—	(928,951)	—
Net loss per share (basic and diluted)	(1.11)	—	(1.78)	—
Weighted average shares outstanding (basic and diluted)	1,245,793	—	520,975	—
Cash distributions declared	401,552	—	83,379	—
Cash distributions declared per share	0.32	—	0.16	—
Cash used in operating activities	(1,196,482)	—	(62,517)	—
Cash used in investing activities	(24,356,679)	—	—	—
Cash provided by financing activities	21,753,617	—	6,994,805	—

Balance Sheet Data:
Real estate investment properties, net	$16,972,400	$—	$—	$—
Intangibles, net	6,271,150	—	—	—
Cash and cash equivalents	3,333,131	200,090	7,132,675	200,387
Total assets	28,645,470	435,090	7,211,670	200,387
Mortgage note payable	12,400,000	—	—	—
Credit facility	2,825,405	—	—	—
Total liabilities	16,795,617	235,090	1,064,820	387
Stockholders’ equity	11,849,853	200,000	6,146,850	200,000

Other Data:
Funds from operations (“FFO”) (2)	$(1,328,003)	$—	$(928,951)	$—
FFO per share (basic and diluted)	(1.07)	—	(1.78)	—
Modified funds from operations (“MFFO”) (2)	(656,204)	—	(928,951)	—
MFFO per share (basic and diluted)	(0.53)	—	(1.78)	—
Properties owned directly at the end of the period	2	—	—	—

FOOTNOTES:

(1)	We were organized on March 4, 2009 and commenced an initial public offering of up to $1.5 billion in shares of our common stock on April 23, 2010. Operations commenced on October 8, 2010 when we received the minimum offering proceeds and approximately $2.4 million were released from escrow. The results of operations for the year ended December 31, 2010 are not indicative of future performance due to the limited time during which we were operational and having not yet completed our first investment. The results of operations for the year ended December 31, 2010 includes only organizational costs incurred on our behalf by our advisor, and general, operating and administrative expenses. Selected financial data for 2009 covers the period March 4, 2009 (date of inception) through December 31, 2009.
(2)	FFO is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance. We use FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), as net income (loss) computed in accordance with generally accepted accounting principles (“GAAP”), excluding gains or losses from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures, as one measure to evaluate our operating performance.

FFO was developed by NAREIT as a relative measure of performance of an equity REIT in order to recognize that income-producing real estate has historically not depreciated on the basis as determined under GAAP. We believe

Exhibit B

that FFO is helpful to investors and our management as a measure of operating performance because it excludes depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which is not immediately apparent from net income (loss) alone.

Accordingly, we believe that in order to facilitate a clear understanding of our operating performance between periods and as compared to other equity REITs, FFO should be considered in conjunction with our net income (loss) and cash flows as reported in the accompanying consolidated financial statements and notes thereto. FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income (loss)), (ii) is not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as alternatives to net income (loss) determined in accordance with GAAP as an indication of our operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or our ability to make distributions. FFO as presented may not be comparable to amounts calculated by other companies.

(3)	In addition to FFO, we use modified funds from operations (“MFFO”), which excludes from FFO acquisition-related costs, adjustments for straight line rents and amortization of above- and below-market intangible lease assets and liabilities, impairment charges on real estate related assets, and gains and losses related to early extinguishment or sales of hedges, early extinguishment of debt, consolidation from or de-consolidation to equity accounting and contingent purchase price adjustments and adjustments to fair value for derivatives not qualifying for hedge accounting to further evaluate our operating performance. FFO and MFFO should not be considered as alternatives to net income (loss) or as indications of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to make distributions. Both should be reviewed in connection with other GAAP measurements. A description of MFFO and a reconciliation of FFO and MFFO to net loss can be found under “Funds From Operations and Modified Funds From Operations.”

FUNDS FROM OPERATIONS AND MODIFIED FUNDS FROM OPERATIONS

Due to certain unique operating characteristics of real estate companies, as discussed below, NAREIT promulgated a measure known as funds from operations, or FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a real estate investment trust, or REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, but including asset impairment write-downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT’s policy described above.

Notwithstanding the widespread reporting of FFO, changes in accounting and reporting rules under GAAP that were adopted after NAREIT’s definition of FFO have prompted a significant increase in the magnitude of non-operating items included in FFO. For example, acquisition fees and expenses, which we intend to fund from the proceeds of our Offering and which we do not view as an operating expense of a property, are now deducted as expenses in the determination of GAAP net income. As a result, the Investment Program Association, or IPA, an industry trade group, has standardized a measure known as modified FFO, or MFFO, which the IPA has recommended as a supplemental measure for publicly registered, non-listed REITs and which we believe to be another additional supplemental measure to reflect the operating performance of a non-listed REIT. Under IPA Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs, MFFO excludes from FFO additional non-cash or non-recurring items, including the following:

•	acquisition fees and expenses which have been deducted as expenses in the determination of GAAP net income;

•	non-cash amounts related to straight line rent;

Exhibit B

•	amortization of above or below market intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments;

•	impairments of real-estate related investments (including properties, loans receivable, and equity and debt investments);

•	realized gains or losses from the early extinguishment of debt;

•

realized gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

•	unrealized gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

•	unrealized gains or losses related to consolidation from, or deconsolidation to, equity accounting;

•	adjustments related to contingent purchase price obligations where such adjustments have been included in the derivation of GAAP net income; and

•	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We consider MFFO, as a supplemental measure when assessing our operating performance. We have calculated MFFO in accordance with the IPA’s Guideline. As of June 30, 2011, our MFFO is FFO, excluding acquisition fees and expenses and the amortization of above market leases, which we believe is helpful in evaluating our results of operations for the reasons discussed below.

•

Acquisition fees and expenses. In evaluating investments in real estate, management’s investment models and analyses differentiate between costs to acquire the investment and the operating results derived from the investment. Acquisition fees and expenses have been and will continue to be funded from the proceeds of this Offering and other financing sources and not from operations. We believe by excluding acquisition fees and expenses, MFFO provides useful supplemental information that is comparable between differing reporting periods for each type of our real estate investments and is more indicative of future operating results from our investments as consistent with management's analysis of the investing and operating performance of our properties. The exclusion of acquisition fees and expenses is generally the most significant adjustment to us at the present time, as we are currently in our offering and acquisition stages. However, if earnings from the operations of our properties or net sales proceeds from the future disposition of our properties are not sufficient enough to overcome the acquisition costs and fees incurred, then such fees and expenses will have a dilutive impact on our returns.

•

Amortization of above market leases. Under GAAP, certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, we believe that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

We may, in the future, make other adjustments to FFO as identified above at the time that any such other adjustments become applicable to our results of operations. MFFO, for example, may exclude impairment charges of real estate related investments, gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting and adjustments related to contingent purchase price obligations. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to our current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, where we are not speculating or trading assets, management believes MFFO provides useful supplemental information by

Exhibit B

focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairments represent non-cash charges that are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rates, occupancy and other core operating fundamentals. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance. While impairment charges may be excluded from the calculation of MFFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges. In addition, MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.

We believe that MFFO is helpful in assisting management assess the sustainability of our distribution and operating performance in future periods, particularly after our offering and acquisition stages are complete because MFFO excludes acquisition fees and expenses that affect property operations only in the period in which a property is acquired, however, MFFO should only be used by investors to assess the sustainability of our operating performance after our offering has been completed and properties have been acquired. Acquisition fees and expenses have a negative effect on our cash flows from operating activities during the periods in which properties are acquired.

Presentation of MFFO also is intended to provide useful information to investors as they compare the operating performance of different non-traded REITs, although it should be noted that not all REITs calculate MFFO the same way, so comparisons with other REITs may not be meaningful. Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate MFFO. Furthermore, MFFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. MFFO should not be construed as a historic performance measure or as more relevant or accurate than the current GAAP methodology in calculating net income (loss) and its applicability in evaluating our operating performance.

The following table presents a reconciliation of net loss to FFO and MFFO for the six months ended June 30, 2011:

Net loss	$(1,383,253)
Adjustments:
Depreciation and amortization	55,250

Total funds from operations	(1,328,003)
Acquisition fees and expenses (1)	670,599
Amortization of above market lease (2)	1,200

Modified funds from operations	$(656,204)

Weighted average number of shares of common stock outstanding (basic and diluted)	1,245,793

Net loss per share (basic and diluted)	$(1.11)

FFO per share (basic and diluted)	$(1.07)

MFFO per share (basic and diluted)	$(0.53)

FOOTNOTES:

(1)

In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our

Exhibit B

advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.
(2)	Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.